Filed by FairPoint Communications, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: FairPoint Communications, Inc.

Commission File No. 001-32408

This filing relates to the Agreement and Plan of Merger, dated as of January 15, 2007 (the “Merger Agreement”), by and among FairPoint Communications, Inc. (the “Company”), Verizon Communications Inc. (“Verizon”) and Northern New England Spinco Inc. (“Spinco”), pursuant to which, subject to certain conditions, the Company and Spinco will merge with the Company as the surviving entity (the “Merger”).

Important Information About the Merger

The Company intends to file a registration statement, including a proxy statement, and other materials with the Securities and Exchange Commission (“SEC”) in connection with the Merger.  The Company urges investors to read the documents when they become available because they will contain important information.  Investors will be able to obtain free copies of the registration  statement and proxy statement, as well as other filed documents containing information about the Company and the Merger, at www.sec.gov, the SEC’s website.  Investors may also obtain free copies of these documents and the Company’s SEC filings at www.fairpoint.com under the Investor Relations section, or by written request to FairPoint Communications, Inc., 521 E. Morehead Street, Suite 250, Charlotte, NC 28202, Attention: Investor Relations.

The Company, Verizon and the Company’s directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies from the Company’s stockholders with respect to the Merger and related transactions.  Information about the Company’s directors and executive officers is available in the Company’s proxy statement for its 2006 annual meeting of stockholders held on April 24, 2006.  Additional information regarding the interests of potential participants will be included in the registration statement and proxy statement and other materials to be filed by the Company with the SEC.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”).

Forward Looking Statements

This filing and the attached material may contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), including without limitation, statements containing the words “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions and statements related to potential cost savings and synergies expected to be realized in the Merger. Because these forward-looking statements involve known and unknown risks and uncertainties, there are important factors that could cause actual results, events or developments to differ materially from those expressed or implied by these forward-looking statements. Such factors include those risks described from time to time in the Company’s filings with the SEC, including, without limitation, the risks described in the Company’s most recent Annual Report on Form 10-K on file with the SEC. These factors should be considered carefully and you are cautioned not to place undue reliance on such forward-looking statements. All information is current as of the date of this filing, and the Company undertakes no duty to update this information.

In connection with certain presentations by the Company regarding the Merger, which presentations commenced on February 16, 2007,  the Company distributed the following material.  Such material may be deemed soliciting material in connection with the meeting of the Company’s stockholders to be held pursuant to the Merger Agreement and a prospectus in connection with the issuance of common stock of the Company to stockholders of Spinco in the Merger.

FairPoint Communications has a proven record of growth since our first acquisition in 1993. We focus on small and mid-size, privately and publicly owned local exchange carriers, as well as properties sold by the regional Bell operating companies.

History

Headquartered in Charlotte, North Carolina, FairPoint Communications, Inc.

is a leading provider of communications services to rural and small urban communities. Since our first acquisition in 1993, our focus has been, first and foremost, to serve the unique needs of our customers.

Financials

•                    FairPoint is publicly traded on the NYSE under the ticker “FRP”.

•                    FairPoint’s consolidated revenues for the three months ending September 30, 2006 were $70.7 million.

Employees

•                    FairPoint has approximately 900 employees.

Access Line Equivalents

•                    FairPoint is currently reporting a total of 308,858 (as of September 30, 2006) access line equivalents (voice access lines and HSD subscribers, which includes DSL, cable modem and wireless broadband).

Products and Services

•                    Local

•                    Long Distance

•                    Data

•                    Internet

•                    Broadband

•                    Video

•                    Business Communications Solutions

Locations

•                    FairPoint is headquartered in Charlotte, NC.

•                    FairPoint owns and operates 31 local exchange carriers in 18 states.

Alabama	Missouri	Illinois	Pennsylvania
Colorado	New Hampshire	Kansas	Vermont
Florida	New York	Maine	Virginia
Georgia	Ohio	Massachusetts
Idaho	Oklahoma	Washington

FairPoint
Communications, Inc.

521 East Morehead Street
Suite 250
Charlotte, NC 28202
Phone 704 344 8150
www.fairpoint.com

About FairPoint

Incorporated in 1991, FairPoint’s mission is to acquire and operate communications companies that set the standard of excellence for the delivery of service to rural and small urban communities. Today, FairPoint owns and operates 31 local exchange companies located in 18 states offering an array of services, including local and long distance voice, data, Internet and broadband offerings.

Transaction Facts

•                    FairPoint Communications, Inc. (NYSE: FRP) has entered into a definitive agreement to merge with a subsidiary of Verizon Communications Inc. owning the wireline operations of Verizon in Maine, New Hampshire and Vermont.

•                    FairPoint will issue approximately 53.8 million shares of its common stock to be distributed in a tax-free Reverse Morris Trust transaction to the shareholders of Verizon. FairPoint’s shareholders will own approximately 40% of the combined company, while Verizon’s shareholders will own approximately 60%.

•                    The total transaction value for these Verizon operations is $2.715 billion, including the assumption of $1.7 billion of debt by FairPoint. FairPoint has financing commitments in place for what it anticipates to be a substantial portion of this debt.

•                    The Merger is expected to close within twelve months after January 16, 2007 after the receipt of the required state and federal regulatory approvals.

•                    The combined company will serve approximately 1.6 million access lines and

•                    234,000 high-speed data subscribers,

•                    600,000 long distance customers,

•                    and will provision 160,000 wholesale lines (as of September 30, 2006).

•                    As of September 30, 2006, FairPoint served 252,000 access lines, with 64,000 access lines currently located in Maine, New Hampshire and Vermont.

Customer Impact

The merger is expected to create a range of benefits for customers. FairPoint plans to:

•                  Significantly expand broadband availability

•                  Increase local operational presence and create new local service centers to deliver industry-leading customer service.

•                  Enable delivery of a broader range of communications products and services.

Employee Impact

FairPoint is committed to a New England-based management presence focused on dedicating the necessary financial resources to benefit local communities.

FairPoint will:

•                  Maintain union jobs and work with the union in a collaborative fashion to continue existing collective bargaining agreements.

•                  Assume pension and other post employment benefit obligations for all active, continuing employees.

•                  Pension obligations will be fully funded as of the closing of the merger.

•                  Retired Verizon company employees from the region will continue to receive their benefits pursuant to the Verizon plans.

•                  Add 600 new positions within the three-state area to support administrative and technical service functions.

Eugene B. Johnson
Chairman & Chief Executive Officer

Gene Johnson co-founded the company and has been Chief Executive Officer since January 2002, adding the Chairman’s position in January 2003. Before that, Mr. Johnson led FairPoint’s corporate development efforts as Executive Vice President. A former Captain in the U.S. Army, he started his career as a CPA. He owned a cable television construction company and later became head of the M&A group of Cable Investments, Inc. He also served as President and principal shareholder of JC&A, Inc., an investment banking and brokerage firm providing services to the cable TV, telephone and related industries. Today Mr. Johnson serves on the Board of Trustees for the University of North Carolina at Charlotte and as Chair of the OPASTCO Separation, Access and Universal Service Committee, a telephone industry organization.

Peter G. Nixon Chief Operating Officer Mr. Nixon has been responsible for overseeing FairPoint’s operations since November 2002. He began his career in 1978 when he joined Chautauqua and	John Crowley Executive Vice President, Chief Financial Officer John Crowley is responsible for FairPoint’s financial reporting and control, investor relations,

Erie Telephone Corporation. When FairPoint acquired C&E in July 1997, Mr. Nixon was named President of C&E. Since 1999, he has served in positions of increasing responsibility, including President of FairPoint’s Eastern Region, President of the Telecom Group and Senior Vice President—Corporate Development, where he was responsible for acquisitions and new revenue opportunities.

treasury and risk management. Mr. Crowley joined FairPoint in May 2005 after independent investment banking for telecommunications clients in Europe and the United States, including FairPoint. In June 2005, Mr. Crowley accepted the position of Executive Vice President and Chief Financial Officer. He was previously a Managing Director of BT/Alex Brown in London. Mr. Crowley is a graduate of St. Lawrence University and holds an MBA from the Wharton School at the University of Pennsylvania.

Walter E. Leach, Jr. Executive Vice President, Corporate Development Walter Leach joined FairPoint in October 1994 as Chief Financial Officer, adding the title of Senior Vice	Shirley J. Linn Senior Vice President, General Counsel & Secretary Shirley Linn is responsible for managing FairPoint’s legal matters, including contracts, securities law compliance,

President in 1998. In July 2004 Mr. Leach was promoted to Executive Vice President and in June 2005, accepted the position of Executive Vice President, Corporate Development. In his new position Walter will be responsible for all the merger and acquisition activity for the corporation. Prior to joining FairPoint, Mr. Leach spent 10 years at Independent Hydro Developers as Executive Vice President, responsible for project acquisition, financing and development activities. From 1980 to 1984, he was Vice President, Investor Relations, for The Pillsbury Company and served as Treasurer, Assistant Treasurer, and Controller for Burger King Corporation.

employment issues and acquisitions. She joined FairPoint in October 2000. Prior to 2000, Ms. Linn had been a partner with the Charlotte law firm of Underwood Kinsey Warren & Tucker, P.A., where she specialized in general business matters, particularly mergers and acquisitions, after beginning her legal career in New York City. As outside counsel, she represented FairPoint in 10 of its telephone company acquisitions.

Lisa R. Hood Senior Vice President and Controller Lisa Hood was appointed FairPoint’s Senior Vice President and Controller in July 2004. Ms. Hood has served as Controller since December 1993 and served as Vice President for FairPoint from December 1993 to July 2004. Prior to joining FairPoint, Ms. Hood served as manager of a local public accounting firm in Kansas and is a Certified Public Accountant in Kansas.

Investor Contact:	Media Contact:

Brett Ellis Director, Financial Reporting and Investor Relations FairPoint Communications, Inc. 704-227-3655 bellis@fairpoint.com	Jennifer Sharpe Director, Corporate Communications FairPoint Communications, Inc. 704-227-3629 jsharpe@fairpoint.com

1.	Yelm, Washington (YCom Networks, Inc.) Acquired July 2000	12.	Yates City, Illinois (Yates City Telephone Company) Acquired September 1999	23.	Berkshire, New York (Berkshire Telephone Corporation) Acquired May 2005

2.	Ellensburg, Washington (Ellensburg Telephone Company) Acquired April 1998	13.	Cornell / Ransom, Illinois (C-R Communications, Inc.) Acquired October 1997	24.	Taconic, New York (Taconic Telephone Corp.) Acquired March 1998

3.	St. Anthony / Idaho Falls, Idaho (Fremont Telcom Co.) Acquired June 2000	14.	El Paso, Illinois (The El Paso Telephone Company) Acquired February 1999		Maine, Vermont and New Hampshire

4.	Crestone / Mosca, Colorado (Columbine Telecom Company) Acquired April 1997	15.	Odin, Illinois (Odin Telephone Exchange, Inc.) Acquired August 1996 East Acquired September 2001	25. 26.	FairPoint Vermont, Inc. Acquired August 1994 Sidney Telephone Company Acquired January 1996

5.	Simla, Colorado (Big Sandy Telecom, Inc.) Acquired June 1996	16.	Columbus Grove, Ohio (The Columbus Grove Telephone Company) Acquired February 1999	27.	Northland Telephone Company of Maine, Inc. Acquired August 1994

6.	Tribune / Leoti, Kansas (Sunflower Telephone Company, Inc.) Acquired May 1993	17.	Germantown, Ohio (The Germantown Independent Telephone Company) Acquired November 2006	28. 29.	Community Service Telephone Co. Acquired December 2003 Standish Telephone Company

7.	Dodge City, Kansas (ST Enterprises, Ltd. Corporate Accounting and IS/IT Functions)	18.	Orwell, Ohio (The Orwell Telephone Company) Acquired December 1999	30. 31.	Maine Telephone Company China Telephone Company Acquired November 1998

8.	Americus, Kansas (Bluestem Telephone Company) Acquired August 1996	19.	Bentleyville, Pennsylvania (Bentleyville Communications Corporation) Acquired September 2005	32.	Peoples, Virginia (Peoples Mutual Telephone Company) Acquired April 2000

9.	Chouteau, Oklahoma (Chouteau Telephone Company) Acquired June 1998	20.	Marianna, Pennsylvania (Marianna and Scenery Hill Telephone Company) Acquired September 2001	33.	FairPoint Communications, Inc. Corporate Headquarters

10.	Kearney, Missouri (Unite Communications Systems, Inc.) Acquired August 2006	21.	Westfield, New York (Chautauqua and Erie Telephone Corporation) Acquired July 1997	34.	Port St. Joe, Florida (GTC, Inc.) Acquired April 2000

11.	Peculiar, Missouri (FairPoint Communiations Missouri, Inc.) Acquired July 2006	22.	FairPoint Carrier Services, Inc.